Exhibit 99.1

OFA Group Announces Exercise and Closing of Underwriter’s Full Over-Allotment Option in Connection with Initial Public Offering

Los Angeles, CA – June 5, 2025 – OFA Group (NASDAQ: OFAL) (the “Company”), an integrated architecture and technology firm, today announced that the underwriter of its previously announced initial public offering (the “Offering”) of 3,750,000 ordinary shares have exercised its option in full to purchase an additional 562,500 ordinary shares at the public offering price of $4.00 per share. The issuance and sale of these additional shares closed today.

After giving effect to the full exercise of the over-allotment option, the total number of ordinary shares sold by the Company in the Offering increased to 4,312,500 ordinary shares and the gross proceeds increased to $17,250,000 before deducting underwriting discounts and commissions.

R.F. Lafferty & Co., Inc. (“R.F. Lafferty”) served as sole underwriter for the Offering.

A registration statement on Form F-1 (File No. 333-285103) relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2025 and was declared effective by the SEC on May 15, 2025. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering can be obtained from: R.F. Lafferty by email at offerings@rflafferty.com or via standard mail to R.F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY10005. In addition, copies of the prospectus relating to the Offering can be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation, or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OFA Group

OFA Group, through its wholly owned operating subsidiary, Office for Fine Architecture Limited, provides comprehensive architectural services, including design and fit out services for commercial and residential buildings. The Company’s mission is to leverage its expertise in architectural design to maximize the potential of every property, ensuring that its unique attributes are highlighted and enhanced. At the forefront of architectural innovation, the Company is developing proprietary AI technologies that aims to enhance the Company’s architectural design services by integrating cutting-edge artificial intelligence with human expertise. The Company is committed to innovation, efficiency, and scalability at the intersection of architectural excellence and technological advancement. https://investor.ofacorp.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements although not all forward-looking statements contain these identifying words. These forward-looking statements include statements relating to the expected trading commencement and closing dates, expected use of proceeds, the Company’s operations and business strategy and the Company’s expected financial results. The forward-looking statements contained in this press release are based on management’s current expectations and are subject to substantial risks, uncertainty and changes in circumstances. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and, except as required by federal securities laws, the Company specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor & Media Contacts:

CORE IR

(212) 655-0924

Justin Kulik, VP Investor Relations

Justin@CoreIR.com

Kati Waldenburg, Managing Director, Public Relations

Kati@CoreIR.com